Exhibit 4.26

DESCRIPTION OF COMMON STOCK OF ALLIANT ENERGY CORPORATION

The following description of the common stock of Alliant Energy Corporation (the “Company”) summarizes material terms and provisions that apply to our common stock. The summary may not contain all of the information that is important to you and is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation, as amended (our “Charter”), and our Amended and Restated Bylaws (our “Bylaws”), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. References in this Exhibit to “we,” “us” and “our” refer to the Company, unless the context otherwise requires.

General

Our Charter provides that we have authority to issue 480,000,000 shares of common stock, $0.01 par value per share. We do not have the authority under our Charter to issue shares of preferred stock.

Listing

Our common stock is listed on the Nasdaq Select Global Market exchange under the symbol “LNT.”

Common Stock

Holders of our common stock are entitled to such dividends as our board of directors may declare from time to time in accordance with applicable law. Our ability to pay dividends is dependent upon a number of factors, including the ability of our subsidiaries to pay dividends. Our utility subsidiaries each have restrictions on the payment of dividends on their common stock based on the regulatory restrictions applicable to them, and IPL has restrictions on the payment of dividends on its common stock based on the terms of its outstanding preferred stock.

Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareowners, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Holders of our common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Unless otherwise provided in our Charter, each director to be elected shall be elected by a plurality of the votes cast by the common stock shares entitled to vote in the election of directors at an Annual Meeting or Special Meeting at which a quorum is present. Shareowners have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. Our board of directors is divided into three classes, with staggered terms of three years each. Action on all other matters besides election of directors shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless our Charter or the Wisconsin Business Corporation Law requires a greater number of affirmative votes.

All shares of common stock are entitled to participate equally in distributions in liquidation. Holders of common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock.

Anti-Takeover Effects of Various Provisions of Wisconsin Law, Our Charter and Our Bylaws

Provisions of our Charter, our Bylaws and Wisconsin law may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareowner might consider in his, her or its best interest, including an attempt that might result in a shareowner’s receipt of a premium over the market price for his, her or its shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors, which could result in an improvement of their terms.

Wisconsin Law

Section 196.795(3) of the Wisconsin Statutes provides that no person may take, hold or acquire, directly or indirectly, more than 10% of the outstanding voting securities of a public utility holding company, such as us, without the approval of the Public Service Commission of Wisconsin, or the PSCW.

Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations, such as us, held by any person or persons acting as a group in excess of 20% of the corporation’s voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareowners. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations, such as us, and a significant shareowner, unless the board of directors of the corporation approves either the business combination or the purchase of shares that causes the shareowner to become a significant shareowner before such purchase occurs.

Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

Shareowner Meetings; Requirements for Advance Notice of Shareowner Nominations and Proposals

Our Bylaws establish a procedure that shareowners seeking to call a special meeting of shareowners must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of the issued and outstanding shares of common stock, a review of the validity of such demands by an independent inspector appointed by us and the fixing of the record and meeting dates by our board of directors. In addition, shareowners demanding such a special meeting must deliver to us a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the proxy materials for our solicitation of proxies for use at such meeting, in the event such shareowners are unsuccessful in their proxy solicitation.

Our Bylaws also provide our board of directors with discretion in postponing shareowner meetings, including, within certain limits, special meetings of shareowners. Additionally, our chairman or board of directors (acting by resolution) may adjourn a shareowner meeting at any time prior to the transaction of business at such meeting, within certain limits.

Our Bylaws also contain strict time deadlines and procedures applicable to shareowners seeking to nominate a person for election as a director or to otherwise bring business before a meeting. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. To bring business before an annual meeting, a shareowner must give written notice that complies with our Bylaws to our Corporate Secretary not later than 45 days in advance of the first anniversary of the date we mailed definitive proxy materials for the prior year’s annual meeting.

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